Nimit S. · 3rd

Entrepreneur, Co-Founder @ Voatz

Boston, Massachusetts, United States · Contact info

500+ connections

Voatz

Carnegie Mellon University

Experience

Co-Founder, CEO

Voatz

Jan 2015 – Present · 6 yrs 10 mos

Boston MA

Voatz is a mobile elections platform that is changing the way the world votes. Backed by cutting-edge security, biometrics and a blockchain-based elections infrastructure, Voatz enables smartphone and tablet voting to increase accessibility and security in elections. Since 2016, Voatz has successfully conducted 76 elections with several governments, major political parties, universities, and non-profits. In 2018, Voatz ran the first mobile blockchain vote in US Federal Mid-Term Election history with the State of West Virginia. In 2020, Voatz became the first smartphone app based mobile elections platform to be used in the US Presidential Elections. More than 300,000 voters have directly used the Voatz platl ...see more

Director of R&D - Mobile Financial Services Business Line

Oberthur Technologies

Jun 2012 – Dec 2014 · 2 yrs 7 mos

Waltham MA

- Led the expansion of the R&D team to a group of 25 engineers and managers with dedicated teams for core platform development, professional services, QA and IT support.
- Led the successful implementation and delivery of Czech Republic's first universal mobile payment service (Mobito) in partnership with 4 leading banks and all 3 mobile opei ...see more

MoreMagic Solutions

9 yrs 6 mos

Director of R&D

Jan 2010 – Jun 2012 · 2 yrs 6 mos

Waltham MA, Newton MA

- Led the company's transition from a Waterfall-like software delivery philosophy to an Agile inspired framework for swifter and more efficient solution delivery.
- Led the successful implementation and delivery of the first Mobile Money solution in Haiti in partnership with Voila, UniBank and Mercy Corps as part of the Haiti Mobile Money ...see more

Technical Manager (R&D)

Jan 2008 – Jan 2010 · 2 yrs 1 mo

Newton MA

- Led a team of 5 engineers in the redesign and architectural overhaul of the MBroker (MoreMagic's core transaction management engine) for supporting new applications and high-performance requirements.
- Led the successful implementation and delivery of a geo-redundant mobile/landli ...see more

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Researcher

School of Computer Science, Carnegie Mellon University

Sep 2001 – Dec 2002 · 1 yr 4 mos

Pittsburgh PA

- Developed a non pre-emptive embedded micro-kernel for the Intel XScale 80200 processor.
- Ported the uCOS-II embedded operating system to the XScale 80200 platform.
- Developed device drivers and interrupt handler routines for the serial port, timer and the PCI sound card. ...see more

Software Engineer

Amdocs

Aug 1999 – Jul 2001 · 2 yrs

Cyprus, Germany, Austria

- Performed a high-level requirements analysis for developing a new convergent telecom-billing engine.
- Developed routines for handling hierarchical billing of corporate customers, handling paper-bill suppression and Datawarehousing of daily usage data. ...see more

Education

Carnegie Mellon University

MS, (Information Networking) Computer Science, Electrical Engg., Business Management, Public Policy

2001 – 2003

Harvard Business School

Young American Leaders Program (YALP)

2019

Harvard Law School

Program on Negotiation

2007

Volunteer experience

Volunteer

The Leukemia & Lymphoma Society

Oct 2014 – Oct 2015 · 1 yr 1 mo

Health

Fund raising for annual walk.

Volunteer

Alzheimer's Association®

Sep 2014 – Sep 2015 · 1 yr 1 mo

Health

Fund raising for annual walk